Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2022 FOURTH QUARTER AND FULL YEAR RESULTS

Financial Highlights for Fiscal 2022 Fourth Quarter and Full Year

•	Gross Bookings reached $1,012.3 million in 4Q22 versus $759.2 million in 4Q21 and $3,188.9 million in FY22 versus $1,635.4 million in FY21.
•	Revenue was $88.6 million for 4Q22 versus $79.2 million in 4Q21 and $303.9 million for FY22 versus $163.4 million in FY21.

•

Results from Operating Activities improved to a profit of $3.4 million in 4Q22 versus a profit of $0.3 million in 4Q21. Our Results from Operating Activities was a decreased loss of $30.4 million for FY22 versus a loss of $67.7 million for FY21.

•

Adjusted Operating Profit(2) improved to $12.0 million in 4Q22 versus $11.1 million in 4Q21. Adjusted Operating Profit(2) increased to $23.2 million for FY22 versus Adjusted Operating Loss(2) of $18.0 million for FY21.

Gurugram, India and New York, May 25, 2022 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its fiscal fourth quarter and full fiscal year ended March 31, 2022.

“Our long-term cost rationalization helped us post full year Adjusted Operating Profit of $23.2 million and Q4 Adjusted Operating Profit of $12.0 million in a year where business was impacted particularly due to both the Delta and Omicron variants,” said Rajesh Magow, Group Chief Executive Officer. “Consumer sentiment remains strong especially for leisure travel and we hope to observe demand momentum for domestic travel by the first half of fiscal year 2023 and for international travel by the second half of fiscal year 2023.”

Other information

Impact of the COVID-19 Pandemic

The impact of the global COVID-19 pandemic has severely impacted travel demand in terms of affecting consumers’ sentiment and their willingness to travel, which has caused airlines and hotels in India and around the world to operate at significantly reduced service levels throughout much of fiscal years 2021 and 2022. The COVID-19 pandemic has also resulted in significant weakness in the macroeconomic environment and heightened volatility in financial markets. Although our business started to recover gradually in the second and third quarters of fiscal year 2021 following the lifting of India’s nationwide lockdown in end May 2020, India witnessed a rapid resurgence of daily recorded case counts towards the end of the fourth quarter of fiscal year 2021 which peaked in the first quarter of fiscal 2022, resulting in a second wave of COVID-19 in India. The resulting economic conditions caused by the lockdowns and travel restriction orders imposed by several state governments in India from April 2021, which continued for part of fiscal year 2022, and the emergence and spread of new variants of the COVID-19 virus, including for example the Omicron variant which emerged in December 2021, resulted in a third wave of COVID-19 in India and also had a negative impact on revenue for all our reportable segments in the quarter ended March 31, 2022, as compared to revenue for the quarter ended December 31, 2019 (prior to the onset of the COVID-19 pandemic).

However, the gradual lifting of travel restrictions in India (including the increase in domestic airline capacity) as a result of an increase in the number of vaccinated people has resulted in improved results across our operating segments, primarily due to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter and year ended March 31, 2022 as compared to the quarter and year ended March 31, 2021. We continued to focus on optimizing our costs by leveraging our highly variable and more efficient fixed cost structure during the quarter ended March 31, 2022.

The extent of the effects of the COVID-19 pandemic on our business, results of operations, cash flows and growth prospects remain uncertain and would be dependent on future developments. These include, but are not limited to, the severity, extent and duration of the pandemic, its impact on the travel industry and consumer spending, rates of vaccination, the occurrence of new mutations or variants and the effectiveness of vaccinations against various mutations or variants of the COVID-19 virus. While many countries including India have made significant progress in vaccinating their populations against COVID-19, the challenging logistics of distributing vaccines, efficacy of the vaccines against new mutations or variants of the virus and other factors may contribute to delays in economic recovery.

Fiscal 2022 Fourth Quarter Financial Results

Revenue. We generated revenue of $88.6 million in the quarter ended March 31, 2022, an increase of 11.8% (15.1% in constant currency(1)) over revenue of $79.2 million in the quarter ended March 31, 2021, primarily as a result of an increase of 4.6% (7.6% in constant currency) in revenue from our air ticketing business, an increase of 18.6% (22.0% in constant currency) in revenue from our hotels and packages business, an increase of 7.0% (10.2% in constant currency) in revenue from our bus ticketing business, and an increase of 6.9% (10.0% in constant currency) in revenue from our others business, each as further described below. The increase in revenue was primarily due to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended March 31, 2022 as compared to the quarter and year ended March 31, 2021.

The table below summarizes our segment profitability in terms of revenue and Adjusted Margin in each segment. For more information, see “Information About Reportable Segments” in our condensed consolidated financial statements included elsewhere in this release. Also see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

	For the three months ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		Others*
	2021	2022	2021	2022	2021	2022	2021		2022
	(Amount in USD thousands)
Revenue as per IFRS	24,216	25,328	38,062	45,132	11,809	12,640	5,134		5,487
Add: Customer inducement costs recorded as a reduction of revenue	14,316	19,683	9,855	12,996	432	682	71		289
Less: Service cost*	287	214	12,345	15,864	1,253	971	37	*	71	*
Adjusted Margin(2)	38,245	44,797	35,572	42,264	10,988	12,351	5,168		5,705

*	Certain loyalty program costs amounting to nil and $0.003 million have been excluded from service cost for the three months ended March 31, 2022 and March 31, 2021, respectively, relating to “Others”.

Air Ticketing. Revenue from our air ticketing business increased by 4.6% (7.6% in constant currency) to $25.3 million in the quarter ended March 31, 2022, from $24.2 million in the quarter ended March 31, 2021. Our Adjusted Margin – Air ticketing increased by 17.1% (20.5% in constant currency) to $44.8 million in the quarter ended March 31, 2022, from $38.2 million in the quarter ended March 31, 2021. Adjusted Margin – Air ticketing includes customer inducement costs of $19.7 million in the quarter ended March 31, 2022 and $14.3 million in the quarter ended March 31, 2021, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. This increase in revenue from our air ticketing business and Adjusted Margin – Air ticketing was primarily due to an increase in gross bookings of 48.0% (52.0% in constant currency) primarily driven by a 16.7% increase in the number of air ticketing flight segments year over year, primarily due to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended March 31, 2022 as compared to the quarter and year ended March 31, 2021. Further, our Adjusted Margin % (defined as Adjusted Margin as a percentage of gross bookings) – Air ticketing decreased to 7.1% in the quarter ended March 31, 2022 as compared to 8.9% in the quarter ended March 31, 2021. Adjusted Margin % – Air ticketing was higher in the quarter ended March 31, 2021 primarily due to incremental incentives received from our air ticketing suppliers to drive travel growth during that quarter.

Hotels and Packages. Revenue from our hotels and packages business increased by 18.6% (22.0% in constant currency) to $45.1 million in the quarter ended March 31, 2022, from $38.1 million in the quarter ended March 31, 2021. Our Adjusted Margin – Hotels and packages increased by 18.8% (22.2% in constant currency) to $42.3 million in the quarter ended March 31, 2022 from $35.6 million in the quarter ended March 31, 2021. Adjusted Margin – Hotels and packages includes customer inducement costs of $13.0 million in the quarter ended March 31, 2022 and $9.9 million in the quarter ended March 31, 2021, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. The increase in revenue from our hotels and packages business and Adjusted Margin – Hotels and packages was primarily due to an increase in gross bookings by 20.7% (24.1% in constant currency) primarily driven by a 2.4% increase in the number of hotel-room nights year over year, primarily due to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended March 31, 2022 as compared to the quarter and year ended March 31, 2021. Our Adjusted Margin % – Hotels and packages decreased marginally to 17.7% in the quarter ended March 31, 2022 as compared to 18.0% in the quarter ended March 31, 2021.

Bus Ticketing. Revenue from our bus ticketing business increased by 7.0% (10.2% in constant currency) to $12.6 million in the quarter ended March 31, 2022, from $11.8 million in the quarter ended March 31, 2021. Our Adjusted Margin – Bus ticketing increased by 12.4% (15.7% in constant currency) to $12.4 million in the quarter ended March 31, 2022 from $11.0 million in the quarter ended March 31, 2021. Adjusted Margin – Bus ticketing includes customer inducement costs of $0.7 million in the quarter ended March 31, 2022 and $0.4 million in the quarter ended March 31, 2021, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. The increase in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was due to higher commissions from our bus ticketing suppliers to drive travel volumes during the off-peak travel season in the quarter ended March 31, 2022. Gross bookings increased by 5.1% (8.0% in constant currency) primarily due to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended March 31, 2022 as compared to the quarter and year ended March 31, 2021. Our Adjusted Margin % – Bus ticketing increased marginally to 8.8% in the quarter ended March 31, 2022 as compared to 8.2% in the quarter ended March 31, 2021.

Others. Revenue from our others business increased by 6.9% (10.0% in constant currency) to $5.5 million in the quarter ended March 31, 2022, from $5.1 million in the quarter ended March 31, 2021. Our Adjusted Margin – Others increased by 10.4% (13.6% in constant currency) to $5.7 million in the quarter ended March 31, 2022 from $5.2 million in the quarter ended March 31, 2021. Adjusted Margin – Others includes customer inducement costs of $0.3 million in the quarter ended March 31, 2022 and $0.1 million in the quarter ended March 31, 2021, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. The increase in revenue from our others business and Adjusted Margin – Others was primarily due to an increase in other ancillary revenues of $0.9 million primarily due to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended March 31, 2022 as compared to the quarter and year ended March 31, 2021, which was partially offset by a decrease of $0.3 million in facilitation fees and of $0.2 million in advertising revenue in the quarter ended March 31, 2022.

Other Income. Other income decreased by 85.3% to $0.2 million in the quarter ended March 31, 2022 from $1.4 million in the quarter ended March 31, 2021. Other income was higher in the quarter ended March 31, 2021 primarily due to gain on lease modification recorded in that quarter.

Personnel Expenses. Personnel expenses increased by 5.4% to $30.3 million in the quarter ended March 31, 2022 from $28.7 million in the quarter ended March 31, 2021, primarily due to higher share-based compensation costs and annual wage increases effected in the quarter ended March 31, 2022.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 2.5% to $12.1 million in the quarter ended March 31, 2022 from $11.8 million in the quarter ended March 31, 2021, primarily due to the increase in variable costs and discretionary marketing and sales promotion expenditures such as on events and brand building initiatives in response to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended March 31, 2022 as compared to the quarter and year ended March 31, 2021.

Additionally, we incurred customer inducement costs recorded as a reduction of revenue and certain loyalty program costs of $33.7 million in the quarter ended March 31, 2022 and $24.7 million in the quarter ended March 31, 2021. The details are as follows:

	For the three months ended March 31
	2021	2022
	(Amounts in USD thousands)
Marketing and sales promotion expenses as per IFRS	11,768	12,062
Customer inducement costs recorded as a reduction of revenue	24,674	33,650
Certain loyalty program costs related to Others revenue	3	—

Other Operating Expenses. Other operating expenses increased by 4.9% to $19.0 million in the quarter ended March 31, 2022 from $18.1 million in the quarter ended March 31, 2021, primarily due to an increase of $4.3 million in payment gateway charges, website hosting charges and outsourcing fees as a result of higher bookings, primarily due to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended March 31, 2022 as compared to the quarter and year ended March 31, 2021, which was partially offset by a reversal of $3.7 million in the quarter ended March 31, 2022, of expense relating to provision for litigations for a dispute related to a prior acquisition.

Depreciation, Amortization and Impairment. Our depreciation, amortization and impairment expenses decreased by 10.4% to $7.0 million in the quarter ended March 31, 2022 from $7.8 million in the quarter ended March 31, 2021, primarily due to an increase in fully amortized assets in the quarter ended March 31, 2022.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a profit of $3.4 million in the quarter ended March 31, 2022 as compared to a profit of $0.3 million in the quarter ended March 31, 2021. Our Adjusted Operating Profit was $12.0 million in the quarter ended March 31, 2022 as compared to $11.1 million in the quarter ended March 31, 2021. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Net Finance Income (Costs). Our net finance cost was $6.9 million in the quarter ended March 31, 2022 as compared to $1.3 million in the quarter ended March 31, 2021. The increase in our net finance cost was primarily due to an increase in interest expense on financial liabilities measured at amortised cost and net foreign exchange loss in the quarter ended March 31, 2022, primarily due to the depreciation of the Indian Rupee against the U.S. dollar as at March 31, 2022 as compared to December 31, 2021.

Profit (Loss) for the Period. As a result of the foregoing factors, our loss for the quarter ended March 31, 2022 was $4.1 million as compared to a profit of $3.2 million in the quarter ended March 31, 2021. Our Adjusted Net Profit was $8.7 million in the quarter ended March 31, 2022, as compared to $12.1 million in the quarter ended March 31, 2021. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit (loss) for the period”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Diluted Earnings (Loss) per Share. Diluted loss per share was $0.04 for the quarter ended March 31, 2022 as compared to diluted earnings per share of $0.03 in the quarter ended March 31, 2021. Our Adjusted Diluted Earnings per share was $0.08 in the quarter ended March 31, 2022, as compared to $0.11 in the quarter ended March 31, 2021. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Diluted earnings (loss) per share”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Fiscal 2022 Full Year Financial Results

Revenue. We generated revenue of $303.9 million in the year ended March 31, 2022, an increase of 86.0% (87.0% in constant currency) over revenue of $163.4 million in the year ended March 31, 2021, primarily as a result of an increase of 55.6% (56.4% in constant currency) in revenue from our air ticketing business, an increase of 131.4% (132.5% in constant currency) in revenue from our hotels and packages business, an increase of 60.3% (61.5% in constant currency) in revenue from our bus ticketing business, and an increase of 33.1% (34.0% in constant currency) in revenue from our others business, each as further described below. The increase in revenue was primarily due to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the year ended March 31, 2022 as compared to the year ended March 31, 2021.

The table below summarizes our segment profitability in terms of revenue and Adjusted Margin in each segment. For more information, see “Information About Reportable Segments” in our condensed consolidated financial statements included elsewhere in this release. Also see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

	For the year ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		Others*
	2021	2022	2021	2022	2021	2022	2021		2022
	(Amount in USD thousands)
Revenue as per IFRS	57,013	88,712	67,976	157,267	24,895	39,896	13,556		18,047
Add: Customer inducement costs recorded as a reduction of revenue	23,513	67,090	18,652	41,545	667	1,814	76		798
Less: Service cost*	293	311	19,146	54,760	2,712	3,397	66	*	282	*
Adjusted Margin(2)	80,233	155,491	67,482	144,052	22,850	38,313	13,566		18,563

*	Certain loyalty program costs amounting to nil and $0.09 million have been excluded from service cost for the year ended March 31, 2022 and March 31, 2021, respectively, relating to “Others”.

Air Ticketing. Revenue from our air ticketing business increased by 55.6% (56.4% in constant currency) to $88.7 million in the year ended March 31, 2022 from $57.0 million in the year ended March 31, 2021. Our Adjusted Margin – Air ticketing increased by 93.8% (94.7% in constant currency) to $155.5 million in the year ended March 31, 2022, from $80.2 million in the year ended March 31, 2021. Adjusted Margin – Air ticketing includes customer inducement costs of $67.1 million in the year ended March 31, 2022 and $23.5 million in the year ended March 31, 2021, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. This increase in revenue from our air ticketing business and Adjusted Margin – Air ticketing was primarily due to an increase in gross bookings of 97.9% (98.9% in constant currency) primarily driven by a 64.5% increase in the number of air ticketing flight segments year over year, primarily due to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the year ended March 31, 2022 as compared to the year ended March 31, 2021. Further, our Adjusted Margin % – Air ticketing decreased marginally to 8.0% in the year ended March 31, 2022 as compared to 8.2% in the year ended March 31, 2021.

Hotels and Packages. Revenue from our hotels and packages business increased by 131.4% (132.5% in constant currency) to $157.3 million in the year ended March 31, 2022, from $68.0 million in the year ended March 31, 2021. Our Adjusted Margin – Hotels and packages increased by 113.5% (114.5% in constant currency) to $144.1 million in the year ended March 31, 2022 from $67.5 million in the year ended March 31, 2021. Adjusted Margin – Hotels and packages includes customer inducement costs of $41.5 million in the year ended March 31, 2022 and $18.7 million in the year ended March 31, 2021, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. The increase in revenue from our hotels and packages business and Adjusted Margin – Hotels and packages was primarily due to an increase in gross bookings by 113.8% (114.8% in constant currency) primarily driven by 82.7% increase in the number of hotel-room nights year over year, primarily due to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the year ended March 31, 2022 as compared to the year ended March 31, 2021. Our Adjusted Margin % – Hotels and packages of 17.9% in the year ended March 31, 2022 remained at similar level to our Adjusted Margin % – Hotels and packages of 17.9% in the year ended March 31, 2021.

Bus Ticketing. Revenue from our bus ticketing business increased by 60.3% (61.5% in constant currency) to $39.9 million in the year ended March 31, 2022, from $24.9 million in the year ended March 31, 2021. Our Adjusted Margin – Bus ticketing increased by 67.7% (69.0% in constant currency) to $38.3 million in the year ended March 31, 2022 from $22.9 million in the year ended March 31, 2021. Adjusted Margin – Bus ticketing includes customer inducement costs of $1.8 million in the year ended March 31, 2022 and $0.7 million in the year ended March 31, 2021, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. The increase in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was primarily due to an increase in gross bookings by 59.2% (59.9% in constant currency) primarily driven by 47.8% increase in the number of bus tickets travelled year over year, primarily due to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the year ended March 31, 2022 as compared to the year ended March 31, 2021. Our Adjusted Margin % – Bus ticketing increased marginally to 8.7% in the year ended March 31, 2022 as compared to 8.2% in the year ended March 31, 2021.

Others. Revenue from our others business increased by 33.1% (34.0% in constant currency) to $18.0 million in the year ended March 31, 2022, from $13.6 million in the year ended March 31, 2021. Our Adjusted Margin – Others increased by 36.8% (37.7% in constant currency) to $18.6 million in the year ended March 31, 2022 from $13.6 million in the year ended March 31, 2021. Adjusted Margin – Others includes customer inducement costs of $0.8 million in the year ended March 31, 2022 and $0.1 million in the year ended March 31, 2021, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. The increase in revenue from our others business and Adjusted Margin – Others was primarily due to an increase in advertising revenue and other ancillary revenues of $6.2 million primarily due to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the year ended March 31, 2022 as compared to the year ended March 31, 2021, which was partially offset by a decrease of $1.7 million in facilitation fees in the year ended March 31, 2022.

Other Income. Other income decreased by 5.0% to $3.5 million in the year ended March 31, 2022 from $3.7 million in the year ended March 31, 2021.

Personnel Expenses. Personnel expenses increased by 10.7% to $116.9 million in the year ended March 31, 2022 from $105.7 million in the year ended March 31, 2021, primarily due to higher share-based compensation costs and annual wage increases effected in the year ended March 31, 2022.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 124.4% to $51.0 million in the year ended March 31, 2022 from $22.7 million in the year ended March 31, 2021, primarily due to the increase in variable costs and discretionary marketing and sales promotion expenditures such as on events and brand building initiatives in response to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the year ended March 31, 2022 as compared to the year ended March 31, 2021.

Additionally, we incurred customer inducement costs recorded as a reduction of revenue and certain loyalty program costs of $111.2 million in the year ended March 31, 2022 and $43.0 million in the year ended March 31, 2021. The details are as follows:

	For the year ended March 31
	2021	2022
	(Amounts in USD thousands)
Marketing and sales promotion expenses as per IFRS	22,741	51,033
Customer inducement costs recorded as a reduction of revenue	42,908	111,247
Certain loyalty program costs related to Others revenue	91	—

Other Operating Expenses. Other operating expenses increased by 59.7% to $81.6 million in the year ended March 31, 2022 from $51.1 million in the year ended March 31, 2021, primarily due to an increase of $22.2 million in payment gateway charges, website hosting charges and outsourcing fees as a result of higher bookings, primarily due to the gradual recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the year ended March 31, 2022 as compared to the year ended March 31, 2021. The increase in other operating expenses was also due to an increase of $4.7 million, in the year ended March 31, 2022, of expense relating to provision for litigations for a dispute related to a prior acquisition.

Depreciation, Amortization and Impairment. Our depreciation, amortization and impairment expenses decreased by 10.6% to $29.5 million in the year ended March 31, 2022 from $33.0 million year ended March 31, 2021, primarily due to an increase in fully amortized assets in the year ended March 31, 2022.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a loss of $30.4 million in the year ended March 31, 2022 as compared to a loss of $67.7 million in the year ended March 31, 2021. Our Adjusted Operating Profit was $23.2 million in the year ended March 31, 2022 as compared to an Adjusted Operating Loss of $18.0 million in the year ended March 31, 2021. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Net Finance Income (Costs). Our net finance cost was $16.3 million in the year ended March 31, 2022 as compared to net finance income of $7.3 million in the year ended March 31, 2021. The increase in our net finance cost was primarily due to an increase in interest expense on financial liabilities measured at amortised cost and net foreign exchange loss in the year ended March 31, 2022, primarily due to the depreciation of the Indian Rupee against the U.S. dollar as at March 31, 2022 as compared to March 31, 2021.

Profit (Loss) for the Year. As a result of the foregoing factors, our loss for the year ended March 31, 2022 was $45.6 million as compared to a loss of $56.0 million in the year ended March 31, 2021. Our Adjusted Net Profit was $21.7 million in the year ended March 31, 2022, as compared to Adjusted Net Loss of $9.2 million in the year ended March 31, 2021. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit (loss) for the period”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Diluted Earnings (Loss) per Share. Diluted loss per share was $0.42 for the year ended March 31, 2022 as compared to diluted loss per share of $0.52 in the year ended March 31, 2021. Our Adjusted Diluted Earnings per share was $0.20 in the year ended March 31, 2022, as compared to Adjusted Diluted Loss per share of $0.09 in the year ended March 31, 2021. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Diluted earnings (loss) per share”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Liquidity. As at March 31, 2022, the balance of cash and cash equivalents and term deposits on our balance sheet was $477.5 million. In addition, we have existing credit facilities of approximately $132.5 million, which includes a $70.0 million facility from an affiliate of our largest shareholder with the remaining amount from various commercial banks. As of March 31, 2022, these facilities remained undrawn.

Notes:

(1)

Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable period in the prior fiscal year.

(2)

This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). In addition, reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included at the end of this release.

Share Repurchase

On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. On January 22, 2016, our Board of Directors authorized the Company to increase the share repurchase plan to an amount aggregating up to $150 million at a price per ordinary share not exceeding $21.50 until November 30, 2021. On October 26, 2021, our Board of Directors authorized the Company to further extend the term of this share repurchase plan until November 30, 2023. There were no repurchases pursuant to the share repurchase plan during the fourth quarter of fiscal year 2022. As of March 31, 2022, we had remaining authority to repurchase up to approximately $136.0 million of our outstanding ordinary shares.

Conference Call

MakeMyTrip will host a live Zoom webinar to discuss the Company’s results for the quarter and year ended March 31, 2022 beginning at 7:30 AM EDT or 5:00 PM IST on May 25, 2022 through the Company’s Investor Relations website at https://investors.makemytrip.com/. To participate, please use the following the link https://makemytrip.zoom.us/webinar/register/WN_IrCG4m78THCRM4lkLXMrug to register for the live event.

Registered participants will receive a confirmation email containing the Zoom access link and alternative phone dial-in details. A replay of the event will be available on the “Investor Relations” section of the Company’s website at http://investors.makemytrip.com, approximately two hours after the conclusion of the live event.

About Key Performance Indicators and Non-IFRS Measures

We evaluate our financial performance in each of our reportable segments based on our key performance indicator, Adjusted Margin, a segment profitability measure, which represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the company acts as the principal.

As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a gross basis as the Company controls the services before such services are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost.

Constant currency results are financial measures that are not prepared in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

We also refer to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share which are non-IFRS measures and most directly comparable to results from operating activities, profit (loss) and diluted earnings (loss) per share, respectively, each of which is an IFRS measure. We use financial measures that exclude share-based compensation expense, merger and acquisition related expenses, amortization of acquired intangibles, net change in financial liability relating to acquisitions, share of loss (profit) of equity-accounted investees, gain on discontinuation of equity accounted investment on disposal, interest expense on financial liabilities measured at amortized cost, income tax expense (benefit) and provision for litigations for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies. We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Margin %, Adjusted Diluted Earnings (Loss) per Share and change in constant currency represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items which are useful in measuring our results and provide useful information to investors and analysts.

We believe that investors and analysts use these non-IFRS measures and key performance indicators to compare our Company and our performance to that of our global peers. However, the presentation of these non-IFRS measures and key performance indicators are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share instead of results from operating activities, profit (loss) and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "will", "project", "seek", "should" and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT's infrastructure and technology, loss of services of MMYT's key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT's 20-F dated July 13, 2021, filed with the United States Securities and Exchange Commission. COVID-19, and the volatile regional and global economic conditions stemming from it, and additional or unforeseen effects from the COVID-19 pandemic, could also continue to give rise to or aggravate these risk factors, which in turn could continue to materially adversely affect our business, financial condition, liquidity, results of operations (including revenues and profitability) and/or stock price. Further, COVID-19 may also affect our operating and financial results in a manner that is not presently known to us or that we currently do not consider to present significant risks to our operations. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is India's leading travel group operating well-recognized travel brands including MakeMyTrip, Goibibo and redBus. Through our primary websites www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travellers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, a comprehensive set of domestic accommodation properties in India and a wide selection of properties outside of India, Indian Railways and all major Indian bus operators. For more information, visit https://www.makemytrip.com/about-us/company_profile.php

For more details, please contact:

Vipul Garg

Vice President - Investor Relations

MakeMyTrip Limited

Vipul.garg@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2021	As at March 31, 2022
Assets
Property, plant and equipment	22,159	19,313
Intangible assets and goodwill	720,907	685,658
Trade and other receivables, net	2,154	3,713
Investment in equity-accounted investees	5,262	3,558
Other investments	5,508	4,031
Term deposits	25,043	6
Non-current tax assets	26,710	14,965
Other non-current assets	88	135
Total non-current assets	807,831	731,379
Inventories	40	11
Current tax assets	2	—
Trade and other receivables, net	25,177	35,910
Term deposits	129,825	264,179
Other current assets	51,069	77,982
Cash and cash equivalents	295,066	213,283
Total current assets	501,179	591,365
Total assets	1,309,010	1,322,744
Equity
Share capital	53	53
Share premium	2,021,197	2,034,663
Other components of equity	69,604	73,574
Accumulated deficit	(1,203,334)	(1,214,156)
Total equity attributable to owners of the Company	887,520	894,134
Non-controlling interests	3,667	2,341
Total equity	891,187	896,475
Liabilities
Loans and borrowings(#)	201,616	213,808
Employee benefits	7,479	9,086
Contract liabilities	453	27
Deferred tax liabilities, net	3,864	2,596
Other non-current liabilities	10,217	9,536
Total non-current liabilities	223,629	235,053
Loans and borrowings(#)	2,339	2,776
Trade and other payables	53,581	62,827
Contract liabilities	33,723	53,211
Other current liabilities	73,751	72,402
Provisions	30,800	—
Total current liabilities	194,194	191,216
Total liabilities	417,823	426,269
Total equity and liabilities	1,309,010	1,322,744

#	Loans and borrowings include lease liabilities amounting to $14.0 million as at March 31, 2022 (as at March 31, 2021: $15.6 million).

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended March 31		For the year ended March 31
	2021	2022	2021	2022
Revenue
Air ticketing	24,216	25,328	57,013	88,712
Hotels and packages	38,062	45,132	67,976	157,267
Bus ticketing	11,809	12,640	24,895	39,896
Other revenue	5,134	5,487	13,556	18,047
Total revenue	79,221	88,587	163,440	303,922
Other income	1,417	208	3,672	3,490
Service cost
Procurement cost of hotels and packages services	12,345	15,864	19,146	54,760
Other cost of providing services	1,580	1,256	3,162	3,990
Personnel expenses	28,746	30,289	105,661	116,924
Marketing and sales promotion expenses	11,768	12,062	22,741	51,033
Other operating expenses	18,120	19,013	51,075	81,575
Depreciation, amortization and impairment	7,762	6,958	33,010	29,496
Result from operating activities	317	3,353	(67,683)	(30,366)
Finance income	1,515	1,923	12,100	9,984
Finance costs	2,773	8,827	4,798	26,326
Net finance income (costs)	(1,258)	(6,904)	7,302	(16,342)
Share of profit (loss) of equity-accounted investees	(26)	51	(168)	34
Loss before tax	(967)	(3,500)	(60,549)	(46,674)
Income tax benefit (expense)	4,168	(556)	4,507	1,107
Profit (loss) for the period	3,201	(4,056)	(56,042)	(45,567)
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax	(699)	(569)	(199)	(426)
Equity instruments at fair value through other comprehensive income (FVOCI) - net change in fair value, net of tax	525	—	1,825	33,543
	(174)	(569)	1,626	33,117
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations, net of tax	(3,317)	(9,742)	13,497	(18,943)
Other comprehensive income (loss) for the period, net of tax	(3,491)	(10,311)	15,123	14,174
Total comprehensive loss for the period	(290)	(14,367)	(40,919)	(31,393)
Profit (loss) attributable to:
Owners of the Company	3,172	(4,065)	(55,639)	(45,405)
Non-controlling interests	29	9	(403)	(162)
Profit (loss) for the period	3,201	(4,056)	(56,042)	(45,567)
Total comprehensive income (loss) attributable to:
Owners of the Company	(337)	(14,318)	(40,531)	(31,216)
Non-controlling interests	47	(49)	(388)	(177)
Total comprehensive loss for the period	(290)	(14,367)	(40,919)	(31,393)
Earnings (loss) per share (in USD)
Basic	0.03	(0.04)	(0.52)	(0.42)
Diluted	0.03	(0.04)	(0.52)	(0.42)
Weighted average number of shares (including Class B Shares)
Basic	107,514,074	108,695,697	106,797,245	108,471,149
Diluted	109,774,760	108,695,697	106,797,245	108,471,149

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital	Share Premium	Equity Component of Convertible Notes	Fair Value Reserves	Share Based Payment Reserve	Foreign Currency Translation Reserve	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2021	53	2,021,197	31,122	480	138,668	(100,666)	(1,203,334)	887,520	3,667	891,187
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	—	—	(45,405)	(45,405)	(162)	(45,567)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(18,921)	—	(18,921)	(22)	(18,943)
Equity instruments at FVOCI - net change in fair value	—	—	—	33,543	—	—	—	33,543	—	33,543
Remeasurement of defined benefit liability	—	—	—	—	—	—	(433)	(433)	7	(426)
Total other comprehensive income (loss)	—	—	—	33,543	—	(18,921)	(433)	14,189	(15)	14,174
Total comprehensive income (loss) for the year	—	—	—	33,543	—	(18,921)	(45,838)	(31,216)	(177)	(31,393)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	36,645	—	—	36,645	—	36,645
Issue of ordinary shares on exercise of share based awards	*	13,466	—	—	(13,430)	—	—	36	—	36
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(115)	—	115	—	—	—
Equity instruments at FVOCI - transfer to accumulated deficit	—	—	—	(33,655)	—	—	33,655	—	—	—
Total contributions by owners	—	13,466	—	(33,655)	23,100	—	33,770	36,681	—	36,681
Changes in ownership interests in subsidiaries that do not result in a change of control
Acquisition of non-controlling interest	—	—	—	—	—	(97)	1,246	1,149	(1,149)	—
Total changes in ownership interest in subsidiaries	—	—	—	—	—	(97)	1,246	1,149	(1,149)	—
Total transactions with owners	—	13,466	—	(33,655)	23,100	(97)	35,016	37,830	(1,149)	36,681
Balance as at March 31, 2022	53	2,034,663	31,122	368	161,768	(119,684)	(1,214,156)	894,134	2,341	896,475

* less than 1

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the year ended March 31
	2021	2022
Loss for the year	(56,042)	(45,567)
Adjustments for non-cash items	55,452	78,685
Change in working capital	65,116	(27,120)
Net cash generated from (used in) operating activities	64,526	5,998
Net cash generated from (used in) investing activities	(118,863)	(77,604)
Net cash generated from (used in) financing activities	219,399	(9,569)
Increase (decrease) in cash and cash equivalents	165,062	(81,175)
Cash and cash equivalents at beginning of the year	129,881	295,066
Effect of exchange rate fluctuations on cash held	123	(608)
Cash and cash equivalents at end of the year	295,066	213,283

MAKEMYTRIP LIMITED

INFORMATION ABOUT REPORTABLE SEGMENTS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		All other segments**		Total
Particulars	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Consolidated Revenue	24,216	25,328	38,062	45,132	11,809	12,640	5,134	5,487	79,221	88,587
Add: Customer inducement costs recorded as a reduction of revenue*	14,316	19,683	9,855	12,996	432	682	71	289	24,674	33,650
Less: Service cost**	287	214	12,345	15,864	1,253	971	37	71	13,922	17,120
Adjusted Margin	38,245	44,797	35,572	42,264	10,988	12,351	5,168	5,705	89,973	105,117
Other income									1,417	208
Personnel expenses									(28,746)	(30,289)
Marketing and sales promotion expenses									(11,768)	(12,062)
Customer inducement costs recorded as a reduction of revenue*									(24,674)	(33,650)
Certain loyalty program costs related to "All other segments"**									(3)	—
Other operating expenses									(18,120)	(19,013)
Depreciation, amortization and impairment									(7,762)	(6,958)
Finance income									1,515	1,923
Finance costs									(2,773)	(8,827)
Share of profit (loss) of equity-accounted investees									(26)	51
Loss before tax									(967)	(3,500)

	For the year ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		All other segments**		Total
Particulars	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Consolidated Revenue	57,013	88,712	67,976	157,267	24,895	39,896	13,556	18,047	163,440	303,922
Add: Customer inducement costs recorded as a reduction of revenue*	23,513	67,090	18,652	41,545	667	1,814	76	798	42,908	111,247
Less: Service cost**	293	311	19,146	54,760	2,712	3,397	66	282	22,217	58,750
Adjusted Margin	80,233	155,491	67,482	144,052	22,850	38,313	13,566	18,563	184,131	356,419
Other income									3,672	3,490
Personnel expenses									(105,661)	(116,924)
Marketing and sales promotion expenses									(22,741)	(51,033)
Customer inducement costs recorded as a reduction of revenue*									(42,908)	(111,247)
Certain loyalty program costs related to "All other segments"**									(91)	—
Other operating expenses									(51,075)	(81,575)
Depreciation, amortization and impairment									(33,010)	(29,496)
Finance income									12,100	9,984
Finance costs									(4,798)	(26,326)
Share of profit (loss) of equity-accounted investees									(168)	34
Loss before tax									(60,549)	(46,674)

*

For purposes of reporting to the Chief Operating Decision Maker (CODM), the segment profitability measure i.e. Adjusted Margin is arrived by adding back certain customer inducement costs including customer incentives, customer acquisition cost and loyalty program costs, which are recorded as a reduction of revenue and reducing service cost.

**

Certain loyalty program costs are excluded from service cost amounting to nil and nil for the three months and year ended March 31, 2022, respectively, and $0.003 million and $0.09 million for the three months and year ended March 31, 2021, respectively, for “All other segments”.

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS (Unaudited)

(Amounts in USD thousands, except per share data)

The following tables reconciles our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure):

	For the three months ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		Others*
	2021	2022	2021	2022	2021	2022	2021		2022
Revenue as per IFRS	24,216	25,328	38,062	45,132	11,809	12,640	5,134		5,487
Add: Customer inducement costs recorded as a reduction of revenue	14,316	19,683	9,855	12,996	432	682	71		289
Less: Service cost*	287	214	12,345	15,864	1,253	971	37	*	71	*
Adjusted Margin(2)	38,245	44,797	35,572	42,264	10,988	12,351	5,168		5,705

*	Certain loyalty program costs amounting to nil and $0.003 million have been excluded from service cost for the three months ended March 31, 2022 and March 31, 2021, respectively, relating to “Others”.

	For the year ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		Others*
	2021	2022	2021	2022	2021	2022	2021		2022
Revenue as per IFRS	57,013	88,712	67,976	157,267	24,895	39,896	13,556		18,047
Add: Customer inducement costs recorded as a reduction of revenue	23,513	67,090	18,652	41,545	667	1,814	76		798
Less: Service cost*	293	311	19,146	54,760	2,712	3,397	66	*	282	*
Adjusted Margin(2)	80,233	155,491	67,482	144,052	22,850	38,313	13,566		18,563

*	Certain loyalty program costs amounting to nil and $0.09 million have been excluded from service cost for the year ended March 31, 2022 and March 31, 2021, respectively, relating to “Others”.

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended March 31		For the year ended March 31
(Unaudited)	2021	2022	2021	2022
Results from operating activities as per IFRS	317	3,353	(67,683)	(30,366)
Add: Acquisition related intangibles amortization	3,526	3,424	14,068	13,831
Add: Employee share-based compensation costs	7,232	8,889	35,589	36,645
Less: Gain on discontinuation of equity accounted investment on disposal	—	—	—	(2,251)
Add: Merger and acquisitions related expenses	—	—	—	624
Add (Less): Provision for litigations	—	(3,704)	—	4,700
Adjusted Operating Profit (Loss)	11,075	11,962	(18,026)	23,183

Reconciliation of Adjusted Net Profit (Loss)	For the three months ended March 31		For the year ended March 31
(Unaudited)	2021	2022	2021	2022
Profit (Loss) for the period as per IFRS	3,201	(4,056)	(56,042)	(45,567)
Add: Acquisition related intangibles amortization	3,526	3,424	14,068	13,831
Add: Employee share-based compensation costs	7,232	8,889	35,589	36,645
Less: Gain on discontinuation of equity accounted investment on disposal	—	—	—	(2,251)
Add: Merger and acquisitions related expenses	—	—	—	624
Add (Less): Provision for litigations	—	(3,704)	—	4,700
Add: Interest expense on financial liabilities measured at amortized cost	1,881	3,370	1,881	13,666
Add (Less): Income tax (benefit) expense	(4,168)	556	(4,507)	(1,107)
Add (Less): Net change in value of financial liability in business combination	367	237	(350)	1,181
Add (Less): Share of loss (profit) of equity-accounted investees	26	(51)	168	(34)
Adjusted Net Profit (Loss)	12,065	8,665	(9,193)	21,688

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended March 31		For the year ended March 31
(Unaudited)	2021	2022	2021	2022
Diluted Earnings (Loss) per Share for the period as per IFRS	0.03	(0.04)	(0.52)	(0.42)
Add: Acquisition related intangibles amortization	0.03	0.03	0.13	0.13
Add: Employee share-based compensation costs	0.07	0.08	0.32	0.33
Less: Gain on discontinuation of equity accounted investment on disposal	—	—	—	(0.02)
Add: Merger and acquisitions related expenses	—	—	—	0.01
Add (Less): Provision for litigations	—	(0.04)	—	0.04
Add: Interest expense on financial liabilities measured at amortized cost	0.02	0.04	0.02	0.13
Add (Less): Income tax (benefit) expense	(0.04)	0.01	(0.04)	(0.01)
Add (Less): Net change in value of financial liability in business combination	*	*	*	0.01
Add (Less): Share of loss (profit) of equity-accounted investees	*	*	*	*
Adjusted Diluted Earnings (Loss) per Share	0.11	0.08	(0.09)	0.20

*	Less than $0.01.

(Unaudited)	For the three months ended March 31, 2022
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	4.6%	18.6%	7.0%	6.9%	11.8%	17.1%	18.8%	12.4%	10.4%
Impact of Foreign Currency Translation	3.0%	3.4%	3.2%	3.1%	3.3%	3.4%	3.4%	3.3%	3.2%
Constant Currency Growth	7.6%	22.0%	10.2%	10.0%	15.1%	20.5%	22.2%	15.7%	13.6%

(Unaudited)	For the year ended March 31, 2022
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	55.6%	131.4%	60.3%	33.1%	86.0%	93.8%	113.5%	67.7%	36.8%
Impact of Foreign Currency Translation	0.8%	1.1%	1.2%	0.9%	1.0%	0.9%	1.0%	1.3%	0.9%
Constant Currency Growth	56.4%	132.5%	61.5%	34.0%	87.0%	94.7%	114.5%	69.0%	37.7%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA

(Unaudited)

	For the three months ended March 31		For the year ended March 31
	2021	2022	2021	2022
	(in thousands, except percentages)
Unit Metrics
Air Ticketing – Flight segments(1)	6,459	7,536	15,019	24,704
Hotels and Packages – Room nights(2)	4,427	4,534	8,538	15,595
Standalone Hotels – Online(3) – Room nights(2)	4,351	4,434	8,435	15,279
Bus Ticketing – Travelled tickets	12,988	12,299	26,717	39,491

Adjusted Margin
Air Ticketing	$38,245	$44,797	$80,233	$155,491
Hotels and Packages	35,572	42,264	67,482	144,052
Bus Ticketing	10,988	12,351	22,850	38,313
Others	5,168	5,705	13,566	18,563

Gross Bookings
Air Ticketing	$427,952	$633,315	$980,841	$1,941,415
Hotels and Packages	197,551	238,370	376,444	804,671
Bus Ticketing	133,738	140,595	278,157	442,764
	$759,241	$1,012,280	$1,635,442	$3,188,850

Adjusted Margin %
Air Ticketing	8.9%	7.1%	8.2%	8.0%
Hotels and Packages	18.0%	17.7%	17.9%	17.9%
Bus Ticketing	8.2%	8.8%	8.2%	8.7%

Notes:

(1)	“Flight segments” means a flight between two cities, whether or not such flight is part of a larger or longer itinerary and is reported net of cancellations.
(2)

“Room nights,” also referred to as “hotel-room nights,” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights that such customer or group occupies those rooms and is reported net of cancellations.

(3)

“Standalone Hotels – Online” refer to Standalone Hotels booked on desktops, laptops, mobiles and other online platforms. Hotels and Packages – Room nights includes Standalone Hotels – Online – Room nights and is reported net of cancellations.